UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 10, 2026

NEBIUS GROUP N.V.

Schiphol Boulevard 165

1118 BG, Schiphol, the Netherlands.

Tel: +31 202 066 970

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

ACQUISITION OF TAVILY

On February 9, 2026, Nebius Group N.V. (“Nebius”) and Simba Acquisition Corp., a wholly owned subsidiary of Nebius (the “Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with AlphaAI Technologies, Inc. (the “Target”), and certain other parties thereto,, pursuant to which the parties intend to effectuate a merger (the “Merger”) of the Merger Sub with and into Target, with Target becoming a wholly owned subsidiary of Nebius and the surviving corporation of the Merger. The Target operates under the business name “Tavily”, and has wholly owned subsidiaries in Israel and the United Arab Emirates.

The Merger Agreement contains representations, warranties, indemnities and covenants customary for a transaction of this nature. The boards of directors of both Nebius and Tavily have approved the transaction, and the transaction is not subject to the approval of the shareholders of Nebius. The closing of the transaction contemplated under the Merger Agreement is also subject to customary closing conditions and is expected to occur in the coming days.

The transaction value has not been disclosed. The upfront consideration is payable in cash. Common stockholders of Tavily will also be eligible to receive a further consideration amount based on the achievement of mutually agreed upon performance targets over a specified period; the amount earned, if any, will be satisfied at Nebius’s election in cash or in Nebius Class A shares (based on the market price of such Class A shares at the time of settlement), or a combination thereof.

A press release announcing the signing of the Merger Agreement is attached as Exhibit 99.1.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press release of Nebius Group N.V. dated February 10, 2026, announcing the acquisition of Tavily.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEBIUS GROUP N.V.

Date: February 10, 2026	By:	/s/ Boaz Tal
Boaz Tal
General Counsel